Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated September 7, 2010 relating to the consolidated balance sheets of Towers Watson & Co. and Subsidiaries as of June 30, 2010 and 2009, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the three years ended June 30, 2010, and the financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the provisions of Accounting for Uncertain Income Tax Positions, ASC 740-10, Income Taxes) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/  DELOITTE & TOUCHE LLP

McLean, Virginia

September 9, 2010